

June 13, 2013

Via E-mail
George M. Carrara
Chief Financial Officer
Fifth & Pacific Companies, Inc.
1441 Broadway
New York, NY 10018

> **Re: Fifth & Pacific Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2012**
> **Filed February 21, 2013**
> **Response Dated May 30, 2013**
> **File No. 001-10689**

Dear Mr. Carrara:

We have reviewed your filing and response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42
Result of Operations, page 46
Net Sales, page 47

1.   We note your response to comment one of our letter dated May 9, 2013 and understand that you believe that providing separate e-commerce sales data is not relevant to your investors and may be misleading given your recent focus on an "omni-channel" sales strategy. However, we also note your disclosure on pages 9 and 33, indicating that e-commerce continued to be an important business driver in 2012 and that a growing portion of your customer orders are placed through your e-commerce websites. You

further reinforce these disclosures by statements made on your annual earnings call indicating that you have a "ravenously growing business in e-commerce" and that you consider e-commerce as a "high growth segment." As a result, it appears that separate quantification of your e-commerce sales and its effects on "comparable direct-to-consumer net sales" would provide investors relevant information regarding underlying trends in your sales channels consistent with Item 303(a)(3)(ii) of Regulation S-K. To the extent that your e-commerce sales are material to this metric, please quantify the effects that e-commerce sales has on comparable direct-to-consumer net sales for the years presented and provide us your draft disclosure to be included in future filings.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining